

Mail Stop 3561

April 6, 2017

Kenneth R. Bowling
Chief Financial Officer
1823 Eastchester Drive
High Point, North Carolina 27265

> **Re: Culp Inc.**
> **Form 10-K for the Fiscal Year Ended May 1, 2016**
> **Filed July 15, 2016**
> **File No. 001-12597**

Dear Mr. Bowling:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Jennifer Thompson

        Jennifer Thompson
        Accounting Branch Chief
        Office of Consumer Products